EXHIBIT 99.2

FSD Pharma Wins $2.8 Million Dollar Award Plus Accruing Interest from Dr. Raza Bokhari; Set Aside Motion Brought by Bokhari, Now CEO of Medicus Pharma, Dismissed by the Ontario Superior Court of Justice.

Toronto, October 4, 2023 -- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders, today announced that the Ontario Superior Court of Justice (the “Court”) has dismissed the motion to set aside the arbitration award to FSD Pharma filed by Dr. Raza Bokhari, the former CEO of FSD Pharma and current CEO of Medicus Pharma, Ltd. As disclosed in a press release on May 11, 2023 (https://feeds.issuerdirect.com/news- release.html?newsid=4924606685100137), the Honourable J. Douglas Cunningham, K.C. ruled in favor of FSD Pharma, awarding the Company approximately CDN$2.81 million in costs of arbitration between FSD Pharma and Dr. Bokhari. Dr. Bokhari challenged the ruling to arbitration without avail.

The Ontario Superior Court of Justice dismissed the set aside motion advanced by Dr. Raza Bokhari in its entirety. FSD Pharma brought a cross application for a judgment to enforce the awards. The Ontario Superior Court of Justice granted this motion.

The judgment cited many adequate reasons for FSD Pharma properly terminating Mr. Raza Bokhari for cause, one such reason cited being:

”In particular, by knowingly and flagrantly breaching the terms of the McEwen J. Judgment and the Hainey J. Injunction, in retaining and paying Santorum, by attempting to divert USD $12 million from FSD’s Canadian bank account to the Bryn Mawr account in the US over which he had control and by attempting to divert funds in the FSD Wheels Up account to his own use, Bokhari breached in a material way, material provisions of the Employment Agreement.”

Dr. Raza Bokhari tried to maintain that the arbitrator did not provide ample explanation why he was found to lack credibility. The Ontario Superior Court of Justice disagreed with this challenge and stated that the arbitrator “considered all of Bokhari’s explanations for his conduct in context and concluded that they were not believable.”

FSD Pharma is delighted with the Court’s decision and will vigorously pursue to collect the monetary awards of over CDN$2.8 million that were awarded by the arbitrator on May 07,2023 plus all accruing interest at a rate of 6%. In addition, the Court also ordered Bokhari to pay FSD Pharma $175,000 to cover its legal costs for his failed set aside motion. Dr. Bokhari was required to put up $150,000 as security for costs before the motion was heard, which he has forfeited. In addition, he is now expected to pay another $25,000 to FSD for the costs for this motion alone.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward- looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward- looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations:

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878